Exhibit 1.1

EXECUTION VERSION

BTIG, LLC
65 E 55th Street
New York, New York, 10022

August 17, 2026

Mr. Thomas Bushey

Chief Executive Officer

Newbury Street II Acquisition Corp

121 High Street, Floor 3

Boston, Massachusetts 02110

Re: Amendment to Underwriting Agreement

Ladies and Gentlemen:

Reference is hereby made to that certain Underwriting Agreement, dated as of October 31, 2024 (the “Underwriting Agreement”), by and between Newbury Street II Acquisition Corp, a Cayman Islands exempted company (the “Company”) and BTIG, LLC, as representative of the underwriters thereunder (the “Representative”). Capitalized terms used but not defined in this letter agreement (this “Letter Agreement”) shall have the meanings given to such terms in the Underwriting Agreement.

On February 19, 2026, the Company entered into a letter of intent concerning a proposed business combination between the Company and FORT Robotics, Inc., a Delaware corporation (collectively with its subsidiaries and affiliates, “Fort Robotics”) (such proposed business combination, the “FORT Robotics Transaction”).

The Company and the Representative hereby agree to amend the Underwriting Agreement as provided in Paragraph 1 of this Letter Agreement, effective and conditioned upon the consummation of the FORT Robotics Transaction.

1. Effective and conditioned upon the consummation of the Fort Robotics Transaction, Section 1.3 of the Underwriting Agreement is hereby deleted in its entirety and replaced with the following:

“1.3 Deferred Underwriting Commission. The Representative agrees that an aggregate amount equal to two million dollars ($2,000,000) (the “Deferred Underwriting Commission”), will be deposited and held in the Trust Account and payable in cash directly from the Trust Account, without accrued interest, to the Representative for its own account upon consummation of the Company’s initial Business Combination. In the event that the Company is unable to consummate a Business Combination and Continental, as the trustee of the Trust Account (in this context, the “Trustee”), commences liquidation of the Trust Account as provided in the Trust Agreement, the Representative agrees that: (i) the Representative shall forfeit any rights or claims to the Deferred Underwriting Commission, including any accrued interest thereon; and (ii) the Deferred Underwriting Commission, together with all other amounts on deposit in the Trust Account, shall be distributed on a pro-rata basis among the Public Shareholders. Any Deferred Underwriting Commissions will be fully earned by each Underwriter upon the payment of the purchase price for the Units purchased by such underwriter on the closing of the Offering (including payment of the purchase price of any Option Units) and will be paid if and when the Company consummates its Business Combination, without any further conditions.”

The Company and the Representative agree that any reference in the Underwriting Agreement to the amount owed for the Deferred Underwriting Commission that is inconsistent with the provisions of Section 1.3, as amended by this Paragraph 1, shall be deemed amended, effective and conditioned upon consummation of the Fort Robotics Transaction, to be consistent with the provisions of Section 1.3, as amended by this Paragraph 1.

2. For the avoidance of doubt, the amendment of the Underwriting Agreement contained in Paragraph 1 of this Letter Agreement shall apply only in connection with the FORT Robotics Transaction and shall not apply in connection with any Business Combination that may be contemplated or consummated between the Company and any party other than FORT Robotics. The parties agree that if the FORT Robotics Transaction is terminated for any reason, this Letter Agreement shall be void and of no effect for all purposes.

3. In consideration of the agreements set forth in this Letter Agreement, the Company agrees to appoint BTIG, LLC as the exclusive financial advisor and non-exclusive placement agent to the Company in connection with the FORT Robotics Transaction pursuant to a separate agreement to be executed concurrently with this Letter Agreement. The parties agree that if such engagement is terminated this Letter Agreement shall be void and of no effect for all purposes.

4. The terms of this Letter Agreement shall be interpreted, enforced, governed by and construed in a manner consistent with the provisions of the Underwriting Agreement. Except as expressly provided in this Letter Agreement, all of the terms and provisions in the Underwriting Agreement are and shall remain in full force and effect, on the terms and subject to the conditions set forth therein. This Letter Agreement does not constitute, directly or by implication, an amendment, modification or waiver of any provision of the Underwriting Agreement, or any other right, remedy, power or privilege of any party to the Underwriting Agreement, except as expressly set forth herein. Any reference to the Underwriting Agreement in the Underwriting Agreement or any other agreement, document, instrument or certificate entered into or issued in connection therewith shall hereinafter mean the Underwriting Agreement, as amended or modified by this Letter Agreement (or as the Underwriting Agreement may be further amended or modified after the date hereof in accordance with the terms thereof).

5. The Representative hereby agrees to take all actions reasonably necessary to effectuate the intent of this Letter Agreement, including, but not limited to, executing and delivering customary certificates and/or letters to CST&T, as the trustee of the Trust Account (in this context, the “Trustee”). Upon the request of the Representative, the Company agrees to execute such other documents, instruments or agreements as may be necessary to effectuate the agreements set forth herein.

[Remainder of Page Left Intentionally Blank. Signature Page Immediately Follows.]

Please acknowledge your agreement and acceptance to the foregoing by signing below and returning it to the undersigned at your earliest convenience.

Very truly yours,

BTIG, LLC

By:	/s/ Ed Kovary
Name:	Ed Kovary
Title:	Managing Director

Accepted and agreed as of August 17, 2026:

NEWBURY II ACQUISITION CORP

By:	/s/ Thomas Bushey
Name:	Thomas Bushey
Title:	Chief Executive Officer

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